CASI Pharmaceuticals, Inc. 9620 Medical Center Drive Suite 300 Rockville, MD 20850 Office (240) 864-2600 Fax (301) 315-2437 NASDAQ: CASI

November 30, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Laura Crotty

Re:	CASI Pharmaceuticals, Inc. Registration Statement on Form S-3 File No. 333-250801 Request for Acceleration

Ladies and Gentlemen:

CASI Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effective date of its Registration Statement on Form S-3 (File No. 333-250801), so that it may become effective at 4:00 p.m. Eastern Time on December 2, 2020, or as soon thereafter as practicable.

Very truly yours, CASI PHARMACEUTICALS, INC.

By: /s/ Cynthia W. Hu Name: Cynthia W. Hu Title: COO, General Counsel and Secretary